

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE
MAIL STOP 3561

December 20, 2006

Mr. Matthew Markin
Chief Financial Officer
Intercontinental Resources, Inc.
9454 Wilshire Blvd., Suite 301
Beverly Hills, CA 90212

> **Re:** **Intercontinental Resources, Inc.**
> **Form 10-KSB for Fiscal Year Ended December 31, 2005, as amended**
> **Filed April 20, 2006 and October 13, 2006**
> **Forms 10-QSB for Fiscal Quarters Ended March 31, 2006 and**
> **June 30, 2006, as amended, and September 30, 2006**
> **Filed May 17, 2006, August 17, 2006, October 13, 2006**
> **and November 17, 2006**
> **Response Letters Dated October 13, 2006 and November 9, 2006**
> **File No. 0-28481**

Dear Mr. Markin:

We have reviewed your response letters and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-KSB Amendment No. 1 for the Fiscal Year Ended December 31, 2005

Management's Discussion and Analysis or Plan of Operation, page 9

1. Please incorporate the discussion at page 33 under Item 9 into your management's discussion and analysis or plan of operation disclosure at page 9 or otherwise cross reference the discussion included elsewhere in your document.

Statements of Cash Flows, page 17

Mr. Matthew Markin
Intercontinental Resources, Inc.
December 20, 2006
page 2

2.	In response to prior comment 5 in our letter dated August 31, 2006, we note you revised the statement of cash flows in an amended Form 10-KSB for the year ended December 31, 2005 to present $518,017 in the "relief of payables by issuance of comment stock" line item in the operating activities section. As indicated in our prior comment, it appears from the information presented in your statement of stockholders' equity that the reported amount pertains to:

- shares issued for services, and
- shares issued to relieve payable amounts.

To the extent any amounts included in your statement of cash flows pertain to shares issued for services, please note that the related compensation expense should be presented as an adjustment to reconcile net loss to net cash used in operating activities. To the extent any amounts pertain to the settlement of payables via the issuance of common stock, please note that you should remove the related amounts from your statement of cash flows and discuss the nature of the activity in your non-cash item disclosure. Please revise your statement of cash flows as appropriate.

Note 4 – Related Party Transactions, page 27

3.	We note your disclosure that outstanding balances payable for consulting and legal fees to your directors or stockholders were $450,465 and $450,465 at December 31, 2005 and 2004. It appears from the face of the balance sheet and your disclosure at Note 8 that you restated your financial statements to reduce the related party payable amounts by $450,465. Please revise your disclosure as appropriate.

Exhibit 31

4.	We note that you provided modified disclosure in Exhibit 31 of your amended Form 10-KSB for the fiscal year ended December 31, 2005, amended Form 10-QSB for the quarterly period ended March 31, 2006 and amended Form 10-QSB for the quarterly period ended June 30, 2006 in response to prior comment 9 in our letter dated August 31, 2006. Please address the following in future filings:

- to the extent you must further amend your filings, remove the word "amended" from paragraph 1,
- remove the description of the report as the "annual" or "quarterly" report in paragraphs 2, 3 and 4(a),

- replace "registrant" with "small business issuer" in paragraphs 3, 4, 4(a), 4(c), 4(d), 5, 5(a) and 5(b),
- properly reference Exchange Act Rules 13a-15(e) and 15d-15(e) and Exchange Act Rules 13a-15(f) and 15d-15(f) in the introductory language in paragraph 4,
- insert the phrase "(the small business issuer's fourth fiscal quarter in the case of an annual report)" in paragraph 4(d),
- reference "internal control over financial reporting" instead of "internal controls over financial reporting" in paragraphs 4 and 4(d),
- further revise the introductory language in paragraph 5 of the certification for the Form 10-KSB to properly identify the board of directors as the "small business issuer's" board of directors.

Please refer to Release No. 33-8238 for an example certification, at http://www.sec.gov/rules/final/33-8238.htm.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Regina Balderas, Staff Accountant, at (202) 551-3722 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3716 with any other questions.

Sincerely,

William Choi
Branch Chief